Mail Stop 4561

                                                      August 25,
2005

Kevin Rich
c/o DB Commodity Services LLC
60 Wall Street
New York, New York  10005

Re:	DB Commodity Index Tracking Fund
      DB Commodity Index Tracking Master Fund
      Amendment No. 2 to Registration Statement on Form S-1
      Filed August 5, 2005
      File No. 333-125325

Dear Mr. Rich:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We consider the sale of shares by the Fund to Authorized Participants and the resale of these shares by Authorized Participants to investors as one offering by the Fund through the Authorized Participants, which are acting as underwriters. Please confirm to us that the Authorized Participants will distribute this prospectus in connection with their sales to other investors. Also, please revise your document, including the prospectus cover page, the description of subscription procedures and the Plan of Distribution, to clearly describe the terms of the offering to persons who purchase your shares from the Authorized Participants. Please ensure that the material terms of those offerings, including the offering price, is clearly disclosed.

2. We are still considering your response to comment 1. In addition to sales at NAV, we note that Deutsche Bank Securities intends to offer 2 million shares to the public at a per share offering price that will vary depending on, among other things, the trading price of shares on the Amex. Considering our view that sales to the Authorized Participants and subsequent sales to other investors are all part of the same offering, please provide further analysis of why you are not conducting an at-the-market-offering.

3. We note your response to comment 2. However, it is not clear why a determination that the offering is not an "at the market offering" would preclude it from being a "delayed offering" subject to the requirements of Item 415(a)(1)(x). Please provide additional analysis as to the applicability of Item 415(a)(1)(x) to this offering. Your analysis should address both the offering to Authorized Participants and the offering to persons who purchase shares from the Authorized Participants. Your analysis should also address whether Authorized Participants may purchase shares from the fund and then hold such shares for a period of time prior to offering them to other investors.

4. We note your response to prior comment 3; however, we are unable to agree with your analysis. Although the redemption right is a term of the security, it provides a right comparable to those offered by a share redemption program. Holders must make an investment decision regarding whether to redeem their shares at any given point in time.
Please provide further analysis of why the redemption right should not be viewed as an issuer tender offer.

5. We note that Deutsche Bank Securities, Inc. has submitted an order to purchase units. Please advise us how this transaction complies with or is exempt from Section 5 of the Securities Act.

Prospectus Cover Page

6. We note your response to prior comment 10; however, we continue to believe that you should revise the pricing table. Item 501(b)(3) expressly requires you to show pricing information based on the total minimum and the total maximum amount of the offering. As noted in your response, the instruction to this Item permits you to disclose the method by which the price will be determined if it is impracticable to state the price to the public. With respect to the continuous offering period, please provide the required information in the table itself instead of a footnote to the table.

Summary
Risk Factors, page 1
7. We note your response to comment 12. Please clarify the risk relating to a commodity broker`s conflict between its execution of trades for the fund and its other customers.

Fees and Expenses, page 9

8. Refer to the description of brokerage commissions and fees and the description of routine operational, administrative, and other ordinary expenses. In each case you state that these expenses are not expected to exceed a certain amount. Please revise to clarify whether there is any actual limit on the amount of expenses that the
Fund may be required to pay.

The Risks You Face, page 15

9. We note your response to comment 38. Please disclose that a purchasing Authorized Participant will not know the purchase price of the basket at the time of the investment decision.

Historical Closing Levels, page 28

10. We note your response to prior comments 33 and 34. Please describe in more detail the information that is presented in the table. Disclose the relative weighting applied to each underlying futures contract used to calculate the hypothetical Index levels and briefly describe how you used the historical closing levels to calculate the hypothetical Index levels for each year.

Creation and Redemption of Shares, page 31

11. Please clarify whether the $500 transaction fee is paid to the distributor or the administrator. We note your disclosure on page 38 and page 40.

Conflicts of Interest

Net Asset Value, page 48

12. We understand that if a commodity futures contract could not be liquidated on a particular day due to the operation of daily limits or other rules of the exchange, for purposes of determining market value the managing owner will use the settlement price on the most recent day it could be liquidated. In such a situation, it appears that the calculation of market value on such day will not accurately reflect the realizable market value of such commodity. Furthermore, since such daily limits are generally triggered in the event of a significant change in market price for such commodity, it seems that the calculation of market value could be significantly under or overstated. Please include a risk factor discussing this valuation issue, or advise us why you believe it is not material.

Material Contracts, page 52

13. Please identify each party to these agreements, i.e., the Commodity Broker, the Administrator, the Custodian, the Transfer
Agent, and the Distributor.

Material U.S. Federal Income Tax Considerations, page 58

14. Please tell us why Sidley Austin Brown & Wood is not opining that you are a grantor trust for Federal income tax purposes. We note that Sidley Austin has opined that you will not be classified as an association taxable as a corporation.

Plan of Distribution, page 70

15. We note your response to comment 44. However, as noted above, we continue to believe that the Authorized Participants are acting as underwriters in this offering and should be identified as such. Also, revise the disclosure on page 72 to more clearly state the role of the Authorized Participants in this offering.

16. We note from your response to comment 45 that there are no arrangements or understandings between the fund and an Authorized Participant. However, please briefly disclose that the Authorized Participant may sell units from time to time and at any time such Authorized Participant holds units, the price at which such sales may be made or the means of calculating the price and that such sales may be made through the facilities of the AMEX or otherwise.

*  *  *  *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Josh Forgione at (202) 551-3431 or Steven Jacobs, Accounting Branch Chief, at (202) 551-3403 if you have questions regarding comments on the financial statements and related matters.  Please contact Michael McTiernan, Special Counsel, at
(202)
551-3852, or me at (202) 551-3780 with any other questions.



Sincerely,



Karen J. Garnett
Assistant Director


cc:	Michael J. Schmidtberger

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Kevin Rich
DB Commodity Index Tracking Fund
August 25, 2005
Page 5